Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 4, 2014	Registration Statement No. 333-195949
Supplementing the Preliminary
Prospectus Supplement dated December 4, 2014
(To Prospectus dated June 14, 2014)

ANI Pharmaceuticals, Inc.
3.00% Convertible Senior Notes due 2019

The information in this pricing term sheet relates to ANI Pharmaceuticals, Inc.’s offering of its 3.00% Convertible Senior Notes due 2019 (the “Offering”) and should be read together with the preliminary prospectus supplement dated December 4, 2014 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated June 14, 2014, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-195949. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used herein but not defined herein shall have the meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. ANI Pharmaceuticals, Inc. has increased the size of the Offering to $125,000,000 (or $143,750,000 if the underwriters exercise their over-allotment option to purchase additional Notes in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	ANI Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ANIP / The NASDAQ Global Market (“NASDAQ”).

Securities Offered:	3.00% Convertible Senior Notes due 2019 (the “Notes”).

Aggregate Principal Amount Offered:	$125,000,000 aggregate principal amount of Notes (or $143,750,000 aggregate principal amount if the underwriters’ over-allotment option to purchase up to an additional $18,750,000 principal amount of Notes is exercised in full).

Maturity Date:	December 1, 2019, unless earlier repurchased or converted.

Interest Rate:	3.00% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 1 and December 1 of each year, beginning on June 1, 2015.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

Trade Date:	December 5, 2014.

Settlement Date:	December 10, 2014.

NASDAQ Last Reported Sale Price on December 4, 2014:	$53.45 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 30% above the NASDAQ Last Reported Sale Price on December 4, 2014.

Initial Conversion Price:	Approximately $69.48 per share of the Issuer’s common stock.

Initial Conversion Rate:	14.3916 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the proceeds from the Offering will be approximately $120.2 million (or $138.3 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. In connection with the pricing of the Offering, the Issuer entered into a convertible note hedge transaction with Nomura Global Financial Products Inc. (“NGFP”), an affiliate of Nomura Securities International, Inc. The Issuer also entered into a warrant transaction with NGFP. The Issuer intends to use approximately $13.6 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transaction (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transaction). The Issuer intends to use the remainder of the net proceeds from the Offering (i) to research, develop, and commercialize its drug products, (ii) to acquire complementary businesses, products and technologies that it may identify from time to time and (iii) for other working capital and general corporate purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

If the underwriters exercise their over-allotment option, the Issuer expects to sell additional warrants to NGFP and use the net proceeds from the sale of the additional Notes, together with the proceeds from the additional warrants, to enter into an additional convertible note hedge transaction with NGFP and for working capital and general corporate purposes.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer in the Offering:

	Per Note	Total
Public offering price(1)	$1,000	$125,000,000
Underwriting discounts and commissions	$35	$4,375,000
Proceeds, before expenses, to the Issuer	$965	$120,625,000

______________ (1) Plus accrued interest, if any, from the Settlement Date.

Convertible Note Hedge and Warrant Transactions:

In connection with the pricing of the Notes, the Issuer entered into a convertible note hedge transaction with NGFP. The Issuer also entered into a warrant transaction with NGFP. The convertible note hedge transaction is expected generally to reduce the potential dilution to the Issuer’s common stock upon any conversion of Notes and/or offset any cash payments it is required to make in excess of the principal amount of converted Notes, as the case may be. However, the warrant transaction could separately have a dilutive effect to the extent that the market value per share of the Issuer’s common stock exceeds the applicable strike price of the warrants. If the underwriters exercise their over-allotment option, the Issuer expects to enter into an additional convertible note hedge transaction and an additional warrant transaction with NGFP.

In connection with establishing its initial hedge of the convertible note hedge and warrant transactions, NGFP or an affiliate thereof expects to enter into various derivative transactions with respect to the Issuer’s common stock concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the Issuer’s common stock or the Notes at that time.

In addition, NGFP or an affiliate thereof may modify its hedge position by entering into or unwinding various derivatives with respect to the Issuer’s common stock and/or purchasing or selling the Issuer’s common stock or other securities of the Issuer in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes (and is likely to do so during any observation period related to a conversion of Notes). This activity could also cause or avoid an increase or a decrease in the market price of the Issuer’s common stock or the Notes, which could affect a holder’s ability to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of Notes, it could affect the number of shares and value of the consideration that a holder will receive upon conversion of the Notes.

See “Description of Convertible Note Hedge and Warrant Transactions” in the Preliminary Prospectus Supplement.

Joint Book Running Managers:	Guggenheim Securities, LLC Nomura Securities International, Inc.

CUSIP:	00182C AA1

ISIN:	US00182CAA18

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

Following the occurrence of a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement), the Issuer will increase the conversion rate for a holder who elects to convert its Notes in connection with such make-whole fundamental change in certain circumstances, as described under “Description of Notes—Conversion Rights—Increase in Conversion Rate upon Conversion upon a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

The following table sets forth the number of additional shares, if any, by which the conversion rate will be increased per $1,000 principal amount of Notes for conversions in connection with a make-whole fundamental change for each stock price and effective date set forth below:

	Stock Price
Effective Date	$53.45	$57.00	$61.00	$65.00	$69.49	$75.00	$80.00	$85.00	$95.00	$105.00	$125.00	$145.00	$175.00	$205.00
December 10, 2014...	4.3175	3.7948	3.2786	2.8501	2.4518	2.0548	1.7631	1.5217	1.1504	0.8836	0.5383	0.3350	0.1624	0.0700
December 1, 2015.....	4.3175	3.7751	3.2340	2.8263	2.4052	1.9899	1.6883	1.4415	1.0684	0.8061	0.4766	0.2894	0.1362	0.0580
December 1, 2016.....	4.3175	3.7576	3.2310	2.7393	2.2917	1.8569	1.5468	1.2976	0.9304	0.6816	0.3836	0.2238	0.0993	0.0384
December 1, 2017.....	4.3175	3.7428	3.0777	2.5432	2.0656	1.6134	1.3004	1.0564	0.7136	0.4963	0.2581	0.1426	0.0586	0.0188
December 1, 2018.....	4.3175	3.4547	2.6976	2.1049	1.5948	1.1376	0.8425	0.6292	0.3632	0.2220	0.0983	0.0498	0.0161	0.0004
December 1, 2019.....	4.3175	3.1523	2.0019	0.9931	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $205.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $53.45 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 18.7091 shares of the Issuer’s common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

_____________________________

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement dated December 4, 2014 and an accompanying prospectus dated June 14, 2014) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Guggenheim Securities, LLC at Attention: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, or by telephone at (212) 518-9349, or by email to GSEquityProspectusDelivery@guggenheimpartners.com or Nomura Securities International, Inc. at Attention: ECM Syndicate Dept, 5th floor, 309 West 49th Street, New York, New York 10019-7316.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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